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                                                       March 12, 2001
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  RE: WaveSplitter Technologies, Inc. Registration Statement on Form S-1 (File No. 333-47334)--Application for Withdrawal
                       ---------------------------------------------------------

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), WaveSplitter Technologies, Inc. (the "Company") hereby submits this application for withdrawal of its Registration Statement on Form S-1 (File No. 333-47334), together with all exhibits and amendments thereto (the "Registration Statement"), relating to the proposed initial public offering of the shares of the Company's common stock, effective as of the date hereof, or as early as practicable hereafter.

          The Company is requesting withdrawal of the Registration Statement because current market conditions do not support a public offering of the Company's common stock at this time. No securities were sold in the proposed initial public offering. The Company hereby advises the staff of the Securities and Exchange Commission that it may undertake a subsequent private offering in reliance on the safe harbor of Rule 155(c) under the Securities Act.

          We request that we be notified of the effectiveness of the withdrawal of the Registration Statement by a telephone call to Gregory C. Smith, Esq. at
(650) 470-4590 and that such withdrawal also be confirmed in writing to the undersigned at 46430 Fremont Boulevard, Fremont, CA 94538, with a copy to Gregory C. Smith, Esq. at Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 220, Palo Alto, CA 94301.

                                      Very truly yours,

                                      WAVESPLITTER TECHNOLOGIES, INC.



                                      By:  /s/ William H. Diamond, Jr.
                                           -------------------------------------
                                           William H. Diamond, Jr.
                                           President and Chief Executive Officer